Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	2Q07 Earnings Release
2.	Minutes of a Meeting of the Board of Directors, August 8, 2007
3.	Material Notice – Share Repurchase Program

São Paulo, August 8, 2007 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), as well as integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the second quarter of 2007.

Investor Relations
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br	We started to consolidate Ipiranga’s fuel distribution businesses into our financial statements in this second quarter, setting a new
Results Conference Calls	level of results for Ultrapar. Consolidated EBITDA amounted to R$
225 million in 2Q07, up 66% compared to 2Q06.
Local Conference Call
Date: August 10, 2007
10 a.m. (US EST)
Telephone: 55 11 2101-4848
Code: Ultrapar	VOLUME AT ULTRAGAZ INCREASED BY 2% AND 9% COMPARED TO
2Q06 AND 1Q07, RESPECTIVELY
International Conference Call
Date: August 10, 2007	VOLUME AT IPIRANGA INCREASED BY 4% AND 7% COMPARED TO
12 p.m. (US EST)	2Q06 AND 1Q07, RESPECTIVELY
Participants in Brazil: 0-800-891-3951
Participants in the US: 1-800-418-6854
International participants: 1 (973) 935-8893	THE VOLUME OF SPECIALTY CHEMICALS AT OXITENO ROSE BY
Code: Ultrapar or 8982716	16% AND 14%, COMPARED TO 2Q06 AND 1Q07, RESPECTIVELY

AVERAGE VOLUME STORED IN M³ AT ULTRACARGO INCREASED BY 17% AND 5%, COMPARED TO 2Q06 AND 1Q07, RESPECTIVELY
Ultrapar Participações S.A. UGPA4 = R$ 64.39/share UGP = US$ 33.20/ ADR (06/30/07)

“We invested in the acquisition of Ipiranga’s fuel distribution businesses in the South and Southeast regions of Brazil, believing in the potential to grow above of historical levels. It is a pleasure to report the confirmation of this growth potential in our first earnings release including Ipiranga in the consolidated numbers, contributing to value generation prospects for the businesses acquired. We continue to dedicate ourselves to expansion projects in all of the company’s businesses, seeking new growth opportunities.”

Pedro Wongtschowski – CEO

Summary of the Second Quarter 2007

Profit and Loss Data	2Q07	2Q06	1Q07	Δ (%)	Δ (%)	1H07	1H06	Δ (%)
Ultrapar Consolidated				2Q07 vs.2Q06	2Q07 vs.1Q07			1H07vs.1H06

Net Sales and Services	6,181	1,197	1,174	416%	426%	7,355	2,295	220%
Gross Profit	477	237	223	101%	114%	700	436	61%
Operating Profit	145	90	67	61%	115%	212	149	42%
EBITDA	225	136	115	66%	96%	340	243	40%
Net Earnings	37	88	37	(58%)	1%	75	145	(49%)
Earnings per share*	0.46	1.08	0.46	(58%)	1%	0.92	1.78	(49%)
Amounts in R$ million (except EPS)
* Based on the weighted average of the number of shares during the period

Operational Data Ultragaz	2Q07	2Q06	1Q07	Δ (%) 2Q07vs.2Q06	Δ(%) 2Q07 vs.1Q07	1H07	1H06	Δ (%) 1H07vs.1H06
Total Volume ('000 tons)	402	393	368	2%	9%	770	748	3%
Bottled	269	271	247	(1%)	9%	516	511	1%
Bulk	133	122	121	9%	10%	254	237	7%

Operational Data Ipiranga	2Q07	2Q06 Pro-forma	1Q07 Pro-forma	Δ (%) 2Q07 vs.2Q06	Δ (%) 2Q07 vs.1Q07	1H07 Pro-forma	1H06 Pro-forma	D (%) 1H07vs.1H06
Total Volume ('000 m³)	2,753	2,648	2,575	4%	7%	5,328	5,122	4%
Diesel	1,665	1,640	1,518	2%	10%	3,183	3,127	2%
Gasoline	749	757	736	(1%)	2%	1,486	1,494	(1%)
Ethanol	194	110	185	76%	5%	379	229	65%
NGV	66	55	63	20%	5%	129	105	23%
Fuel oils and kerosene	44	54	41	(18%)	7%	85	109	(22%)
Lubricants and greases	34	32	31	7%	9%	66	58	(13%)

Operational Data Oxiteno	2Q07	2Q06	1Q07	Δ (%) 2Q07 vs.2Q06	Δ (%) 2Q07 vs.1Q07	1H07	1H06	Δ (%) 1H07vs.1H06
Total volume ('000 tons)	147	134	144	9%	2%	291	263	11%
Sales in Brazil	112	94	112	18%	0%	223	181	24%
Sales outside Brazil	35	40	32	(11%)	11%	67	82	(18%)

Operational Data Ultracargo	2Q07	2Q06	1Q07	Δ (%) 2Q07 vs.2Q06	Δ (%) 2Q07 vs.1Q07	1H07	1H06	Δ (%) 1H07vs.1H06
Effective storage ('000 m3 )[1]	276	235	263	17%	5%	269	230	17%
Total kilometrage (million)	8.5	11.4	8.9	(25%)	(4%)	17.4	24.1	(28%)
1 Monthly average

Macroeconomic indicators				Δ (%)	Δ (%)			Δ (%)
	2Q07	2Q06	1Q07	2Q07 vs.2Q06	2Q07 vs.1Q07	1H07	1H06	1H07vs.1H06
Exchange-rate average (R$/US$)	1.982	2.185	2.108	(9%)	(6%)	2.045	2.191	(7%)
Brazilian basic interest rate (CDI)	2.9%	3.6%	3.0%	(19%)	(4%)	6.0%	7.8%	(23%)
Inflation in the period (IPCA)	0.8%	0.1%	1.3%	716%	(35%)	2.1%	1.5%	35%

Highlights

Ipiranga–.Last April we acquired the controlling stake of certain companies of the Ipiranga Group, becoming owners of (i) the fuel and lubricant distribution businesses in the South and Southeast of Brazil, together with related activities, (ii) EMCA – Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Ultrapar's figures in 2Q07 already consolidate the results from the acquired businesses. The references to “Ipiranga” correspond to the fuel and lubricant distribution businesses acquired in the South and Southeast and related activities, as well as EMCA. Except where otherwise mentioned, the figures for Ultrapar referring to periods prior to 2Q07 do not include the acquired operations. Unaudited figures have been prepared relating Ipiranga for periods prior to 2Q07 (“Pro-forma Ipiranga”), with the sole purpose of providing a comparison base to facilitate the analysis of the company's performance. With the same purpose, when indicated, certain Ultrapar figures referring to quarters prior to 2Q07 include the operations acquired (“Pro-forma Ultrapar”).

Ipiranga Group acquisition transaction is composed of four stages. The first stage was completed on April 18 with the change of control. We are currently on the second stage of the transaction, complying with the legal procedures to obtain the register for the mandatory tag along tender offers of Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga S.A. (CBPI). We estimate that this stage will be completed in September 2007, and that the whole transaction will be completed during 4Q07.

Share Buyback– On August 8, the Board of Directors of Ultrapar approved the renewal of a program to buy back shares issued by the company, continuing the program begun on August 2, 2006, once the buyback of Ultrapar shares is an attractive investment option for the company's available cash. The program allows for the buyback of up to 10% of the preferred shares outstanding and remains in force for one year with the possibility of renewal.

Certification under section 404 of the Sarbanes-Oxley Act– Ultrapar is pleased to announce that it has obtained the certification under section 404 of the Sarbanes-Oxley Act, attesting to the efficiency of the company's internal controls over financial disclosure. The document is available in the 2006 annual report Form 20-F, filed with the SEC (Securities and Exchange Commission) as well as with the CVM (the Brazilian securities and exchange commission) and is also available on the company's website - www.ultra.com.br, on the investor relations page. The obtaining of SOX certification reinforces Ultrapar's commitment to quality in the process, risks and control management, as well as the high standards of transparency adopted in the company's financial statements.

Oxiteno Mexico, S.A. de C.V.– Since July Canamex has been operating with a new name. Formerly named Canamex Químicos, S.A. de C.V., Oxiteno’s subsidiary in Mexico has now a new name: Oxiteno Mexico, S.A. de C.V.. The good performance of the Mexican operations, which presented a 49% year-over-year growth in the volume sold in 2006, has proven the importance of the Oxiteno brand and its global reach. This change represents another step in the strengthening of the company’s internationalization process.

Ultrapar in the Macroeconomic Scenario

During the second quarter of 2007 we saw the continuity of an increasing economic activity trend, as reflected by indicators such as industrial employment, which showed an increase of 1.5% in the first five months of the year, compared to a stable situation in 2006. The Institute of Applied Economic Research (IPEA) estimates that Brazilian GDP has grown by 5.5% in the second quarter of the year, compared to the second quarter 2006. In addition, the retail sales indicator published by Serasa recorded a 9.6% growth in the first half of 2007, compared to the same period in 2006. Specialist retail, which includes vehicles and electro-electronic goods and textiles, led this growth, rising by 11.9%, driven basically by the increased availability of credit and a rise in the employment levels and the Brazilian population income.

This scenario has had a positive influence on Brazil's LPG market, which grew by 2% in 2Q07, compared to 2Q06. Sales volume at Ultragaz amounted to 402,000 tons in the period, up 2% on 2Q06, in line with the growth in the market. EBITDA at Ultragaz amounted to R$ 78 million in 2Q07, in line with the EBITDA reported in 2Q06.

The greater availability of credit and the improvement in the Brazilian population income resulted in record levels of vehicle sales in the first half of this year, amounting to 1.082 million vehicles registered, including cars, trucks and buses. This is a 25.7% increase compared to the first half of 2006, according to figures published by the National Vehicle Registry (Renavam). This growth has been having a positive influence on demand for fuels. Additionally, amendments to the legislation, as well as more rigorous inspection and procedure enforcement measures implemented in the sector, have contributed to improving the level of efficiency in the fuel distribution market, particularly in ethanol sales. EBITDA at Ipiranga amounted to R$ 105 million in 2Q07, 31% higher than in 2Q06, as a consequence of increased volume, as well as improvements implemented in the sector.

At Oxiteno, the improved performance of the economy, commercial initiatives, the development of new products and the greater availability of ethylene resulted in a 9% increase in volume compared to 2Q06, with an enhanced sales mix due to an increased percentage of specialty chemicalsand sales to the domestic market. Despite the volume growth, the effect of the 9% appreciation in the Brazilian Real on revenues and the increase in the cost of raw materials, especially ethylene, had a negative impact on EBITDA at Oxiteno, which amounted to R$ 28 million in 2Q07, down 40% compared to 2Q06. During 2Q07, Oxiteno continued to focus on its projects to expand the specialty chemicals production capacity, which will allow a significant increase in volumes from 2008, with higher added value products and scale gains.

At Ultracargo, the improved performance at the Santos Terminal and the expansion of the Suape Terminal contributed to an increase of 13% in EBITDA, compared to 2Q06, which amounted to R$ 12 million in 2Q07.

As a result, Ultrapar's consolidated EBITDA totaled R$ 225 million in 2Q07, up 66% compared to 2Q06, basically as a consequence of Ipiranga acquisition.

Operational Performance

Ultragaz – The Brazilian LPG market expanded by 2% in 2Q07, compared to 2Q06, basically reflecting an improvement in the performance of the economy, as well as an increase in the Brazilian population income. In the same period, the volume sold by Ultragaz totaled 402,000 tons, up 2% on the volume sold in 2Q06, in line with the growth in the market. The bulk segment grew by 9% (11,000 tons), as a consequence of higher consumption of large customers. In the bottled segment, the volume sold decreased by 1% (2,000 tons), as a result of increased sales in 2Q06 due to uncertainties related to the supply of natural gas from Bolivia in that quarter. Compared to 1Q07, Ultragaz's sales volume was 9% higher, due to the seasonal increase in sales volumes seen between the two periods. In the first half of the year Ultragaz's total sales volume amounted to 770,000 tons, up 3% on 1H06.

Ipiranga – The expansion in the vehicles market and the improvements made to legislation and inspection implemented in the sector, for example ANP resolution Nº 07, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous ethanol, had a positive influence on Ipiranga's sales volume, which amounted to 2,753,000 cubic meters in 2Q07. This volume represented a 4% increase compared to 2Q06, seeing that (i) the volume of gasoline, ethanol and natural gas for vehicles (NGV) increased by 9.5% (87,000 cubic meters), influenced by expansion in Brazil's vehicle fleet - particularly flex-fuel vehicles, improvements made in the sector and investment made in the gas stations for NGV distribution, and (ii) diesel volume increased by 1.5% (25,000 cubic meters), as a consequence of increased economic activity, with expansions seen in the fuel resale segment, and increased consumption on the part of major end consumer clients. Compared to 1Q07 there was an increase of 7% in Ipiranga's sales volume, particularly in diesel sales volume, as a result of seasonal variation between the two periods, largely as a function of the agricultural harvest, as well as better positioning on the part of Ipiranga to capture this volume.

Oxiteno - Total sales volume at Oxiteno in 2Q07 amounted to 147,000 tons, up 9% on 2Q06, with an 18% growth in the volume sold in the domestic market, resulting in better geographical and product sales mix. Growth in the domestic market occurred mainly in the cosmetics & detergents, agrochemicals, polyester and paint & varnishes segments. In the export market, sales decreased by 11% compared to 2Q06, as a consequence of a lower availability of products due to increased volume in the local market. Sales volume at Oxiteno Mexico increased by 24% in this quarter, amounting to 8,700 tons. Compared to 1Q07, Oxiteno showed a 2% increase in total volume sold, due to higher sales of specialty chemicals (+14%), in detriment to the sale of glycols. In the first half of the year, Oxiteno's sales volume amounted to 291,000 tons, up 11% on 1H06.

Ultracargo – In 2Q07, average storage volumes at Ultracargo, measured in cubic meters, were 17% higher than in 2Q06, basically due to an increase in operations at the Santos Terminal and the Suape Terminal, whose expansion was completed in 4Q06. Compared to 1Q07, this represented a 5% increase, the result of the higher utilization rate at the Santos and Aratu terminals. Total kilometrage traveled was down 25% and 4% compared to 2Q06 and 1Q07, respectively, basically as a consequence of Ultracargo's decision to concentrate its operations on the providing of differentiated services. In the first half of the year, Ultracargo's average storage volume, as measured in cubic meters, showed an increase of 17% while kilometrage traveled dropped by 28%.

Economic-Financial Performance

Net Sales and Services– Ultrapar's consolidated net sales and services in 2Q07 amounted to R$ 6,181 million, 416% and 426% up on the net sales in 2Q06 and 1Q07, respectively, as a result of the acquisition of Ipiranga. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, net revenues would have increased by 3% and 8%, respectively, basically driven by the increase in Ultragaz and Ipiranga net sales and services. In 1H07, Ultrapar's net sales and services amounted to R$ 7,355 million, up 220% on 1H06.

Ultragaz – Net sales and services at Ultragaz amounted to R$ 798 million in 2Q07, up 2% compared to 2Q06, in line with the expansion of 2% in volume sold. Compared to 1Q07, net sales were up by 8%, basically as a result of a seasonal increase in sales volume. In 1H07, Ultragaz's net sales amounted to R$ 1,533 million, up 4% on 1H06.

Ipiranga – Net sales at Ipiranga amounted to R$ 4,959 million in 2Q07, up 4% and 9% compared to 2Q06 and 1Q07 Ipiranga Pro-forma figures, respectively, basically as a result of the expansion in the vehicles market and improvements in legislation and inspection implemented in the sector, partly offset by the variation in anhydrous and hydrated ethanol prices, which saw a drop as a result of the record levels of the sugarcane harvest in 2007 and the decrease in the ICMS tax rate in the state of Rio Grande do Sul. In 1H07, Ipiranga Pro-forma net sales amounted to R$ 9,505 million, up 3% compared to Ipiranga Pro-forma in 1H06.

Oxiteno – Oxiteno reported net sales and services of R$ 388 million in 2Q07, up 5% on 2Q06, basically as a result of an improvement in sales mix and better international commodity prices – the 9% increase in volume sold offset the 9% appreciation in the Brazilian Real against the US Dollar. Compared to 1Q07, there was a 2% reduction in net sales and services, basically due to the 6% appreciation in the Brazilian Real against the US Dollar. Net sales and services in 1H07 amounted to R$ 784 million, up 8% on 1H06.

Ultracargo – Net revenues at Ultracargo amounted to R$ 57 million in 2Q07, down 3% on 2Q06, as a result of a reduction in transport operations, partially offset by (i) an increase in storage revenue and (ii) new internal logistics operations as a result of the acquisition of Petrolog in May. Compared to 1Q07, net revenues in the quarter increased by 5% as a result of increased storage levels at the Aratu and Santos Terminals, and of the new internal logistics operations. In 1H07, net revenues at Ultracargo totaled R$ 111 million, 5% below the net revenue reported in 1H06.

Cost of Sales and Services – Ultrapar's cost of sales and services amounted to R$ 5,704 million in 2Q07, up 494% and 500% on 2Q06 and 1Q07, respectively, basically due to the acquisition of Ipiranga. Taking Ultrapar Pro-forma in 2Q06 and 1Q07, the cost of sales and services would have increased by 3% and 8%, respectively, driven basically by increased sales volume in all the businesses managed by Ultrapar, particularly Ipiranga. In 1H07, Ultrapar's cost of sales and services amounted to R$ 6,655 million, up 258% compared to 1H06, as a result of the addition of Ipiranga’s costs from 2Q07.

Ultragaz – The cost of sales and services at Ultragaz amounted to R$ 670 million in 2Q07, up 3% and 8% compared to 2Q06 and 1Q07, respectively, in line with sales volume performance. Compared to 2Q06, the increase was also a result of the effects of inflation on distribution costs, as well as an increase in the cost associated with UltraSystem to bring it up to new safety standards. Compared to 1Q07, the benefits generated by the company’s distribution structure review partially offset the increase due the higher volume sold. In 1H07 Ultragaz's cost of sales and services amounted to R$ 1,288 million, up 3% compared to 1H06.

Ipiranga – The cost of sales and services at Ipiranga amounted to R$ 4,702 million in 2Q07, up 3% on Ipiranga Pro-forma in 2Q06, as a result of an increase in volume sold, partly offset by a reduction in the cost of ethanol, due to record levels of the sugarcane harvest in 2007, and an alteration in the ICMS tax rate in the state of Rio Grande do Sul. Compared to Ipiranga Pro-forma in 1Q07, the cost of sales and services increased by 9%, basically as a result of higher volume sold. In 1H07 Pro-forma, Ipiranga's cost of sales and services amounted to R$ 9,001 million, up 3% compared to 1H06 Pro-forma.

Oxiteno – Oxiteno's cost of sales and services in 2Q07 amounted to R$ 319 million, up 12% compared to 2Q06, as a result of (i) a 9% increase in volume sold and (ii) a 21% increase in the ethylene cost in US$, partly offset by the 9% appreciation in the Brazilian Real in the period. Compared to 1Q07, there was a 2% increase in the cost of sales and services, in line with the volume sold – the increases in unit costs in dollar terms were offset by the 6% appreciation in the Real. In 1H07, Oxiteno's cost of sales and services amounted to R$ 630 million, up 12% on 1H06.

Ultracargo – The cost of services provided by Ultracargo in 2Q07 amounted to R$ 34 million, down 6% compared to the same quarter in 2006, basically as a result of a reduction in transport costs, and up 4% on 1Q07, the result of higher volume of products handled at the Santos Terminal and increased internal logistics activities. In 1H07, the company's cost of services provided was down by 9% compared to 1H06.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 336 million in 2Q07, up 128% and 116%, respectively on 2Q06 and 1Q07, due to Ipiranga acquisition. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, sales, general and administrative expenses would have increased by 4% and would have decreased by 2%, respectively. In 1H07, Ultrapar's sales, general and administrative expenses amounted to R$ 492 million, up 71% compared to 1H06, as a result of adding the expenses associated with Ipiranga from 2Q07.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 81 million in 2Q07, almost unchanged compared to 2Q06, basically as a result of operational improvements implemented and non-recurring claims indemnity made in 2Q06. Compared to 1Q07, sales, general and administrative expenses were down by 6%, the result of operational improvements and higher expenditure on conventions and advertising in the first quarter of the year. In 1H07, sales, general and administrative expenses amounted to R$ 167 million, up 9% on 1H06.

Ipiranga – Sales, general and administrative expenses at Ipiranga amounted to R$ 175 million in 2Q07, up 7% compared to Ipiranga Pro-forma in 2Q06, due to increased freight expenses and non-recurring expenses as a result of laying off the corporate staff that provided the support for the former controlling shareholders. Compared to Ipiranga Pro-forma in 1Q07, sales, general and administrative expenses were down 1%, due to a concentration of advertising and marketing expenses in 1Q07. Disregarding the above mentioned non-recurring expenses , which amounted to R$ 11 million in this quarter, sales, general and administrative expenses would have remained stable compared to Ipiranga Pro-forma in 2Q06 and would have decreased by 7% compared to Ipiranga Pro-forma in 1Q07. Ipiranga Pro-forma sales, general and administrative expenses in 1H07 amounted to R$ 351 million, up 6% on Ipiranga Pro-forma in 1H06.

Oxiteno – Oxiteno's sales, general administrative expenses totaled R$ 53 million in 2Q07, up 3% on 2Q06, as a result of increased sales expenses due to (i) an increase in volume sold and (ii) higher expenses at Oxiteno Mexico associated with exports. Administrative expenses were down 5%, as a result of lower employee profit-sharing - in line with the company's performance. Compared to 1Q07, sales, general and administrative expenses were down 3%, basically as a result of to the decrease in freight costs and lower employees profit-sharing. In 1H07, general expenses totaled R$ 108 million, up 7% on 1H06.

Ultracargo – Sales, general and administrative expenses at Ultracargo totaled R$ 17 million in 2Q07, down 2% on 2Q06, as a result of a reduction in the size of the company's workforce, due to a downsizing of operations in the transport segment, partially offset by higher expenses associated with increased storage operations. Compared to 1Q07, there was an increase of R$ 1 million in sales, general and administrative basically as a result of increased operations. In 1H07, sales, general and administrative expenses totaled R$ 34 million, down 7% on 1H06.

EBITDA – Ultrapar reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of R$ 225 million in 2Q07, up 66% on 2Q06, and 96% on 1Q07, basically as a result of the acquisition of Ipiranga. Taking Ultrapar Pro-forma figures in 2Q06 and 1Q07, the increase in EBITDA would have been 4% and 6% compared to 2Q06 and 1Q07, respectively. In 1H07, EBITDA at Ultrapar amounted to R$ 340 million, up 40% compared to 1H06, as a result of the addition of Ipiranga’s EBITDA in 2Q07.

Ultragaz – Ultragaz reported EBITDA of R$ 78 million in 2Q07, almost unchanged compared to the EBITDA reported in 2Q06, basically as a result of an increase in distribution costs due to inflation effects in 2Q07, which neutralized the increase in sales volume. Compared to 1Q07, EBITDA was up 29%, a reflection of the 9% increase in sales volume and lower operational expenses. In 1H07, EBITDA at Ultragaz totaled R$ 138 million, up 4% on 1H06, principally the result of the increase in sales volume.

Ipiranga – Ipiranga reported EBITDA of R$ 105 million in 2Q07, up 31% and 9% compared to Ipiranga Pro-forma in 2Q06 and 1Q07, respectively, basically as a result of increased sales volume and measures implemented to improve legislation and inspection of the fuel sector. In 1H07, EBITDA Pro-forma at Ipiranga totaled R$ 202 million, up 16% on Ipiranga Pro-forma in 1H06.

Oxiteno – EBITDA totaled R$ 28 million in 2Q07, down 40% and 33% compared to 2Q06 and 1Q07, respectively, basically as a result of the appreciation in the Brazilian Real and an increase in the cost of raw materials, particularly the ethylene. In 1H07, EBITDA at Oxiteno totaled R$ 70 million, 19% down on 1H06.

Ultracargo – Ultracargo reported EBITDA of R$ 12 million, an increase of 14% and 12%, respectively, on 2Q06 and 1Q07, as a result of increased operations in the storage and internal logistics segments. In 1H07, EBITDA at Ultracargo totaled R$ 24 million, up 16% on 1H06.

Financial Result– Ultrapar reported net financial expenses of R$ 27 million in 2Q07, compared to net financial expenses of R$ 8 million in 1Q07, and net financial revenues of R$ 22 million in 2Q06. The financial result in 2Q06 benefited from an extraordinary gain of R$ 27 million, due to the winning of lawsuits related to the levying of PIS and COFINS taxes on financial revenues. In addition, the result in 2Q07 reflects Ultrapar's increased levels of net debt as a result of the first payment related to the acquisition of Ipiranga. Ultrapar ended the quarter with net debt of R$ 1,176 million, compared to net cash of R$ 162 million in 2Q06, and net debt of R$ 48 million in 1Q07. As per the material notice released on March 19, 2007, Ipiranga acquisition transaction is composed of some stages, with completion estimated for 4Q07. After the completion of these stages under the terms of the above mentioned material notice, Ultrapar should receive R$ 1.7 billion for the assets acquired on behalf of Braskem and Petrobras.

Benefit of tax holidays– In December 2006, the income tax exemption enjoyed by Oxiteno's unit at Camaçari expired and a request was filed with ADENE (Northeast Development Agency), responsible to manage this incentive program, asking for a 75% reduction in income tax until 2016, which was deferred on May 25, 2007. On July 3, 2007, the report issued by ADENE was sent to the Federal Tax Authorities for approval, which has a time limit of 120 days to occur. After this period, Oxiteno will be able to book the amount of the tax benefit in its results, with retroactive effect to January 1st, 2007. Should the tax benefit had been obtained since January 1, 2007, the total expense with income tax and social contribution would have been reduced by R$ 8.4 million, R$ 2.2 million referring to the effect of the tax benefit in 2Q07.

Minority Interest– The minority interest of Ultrapar amounted to R$ 48 million in 2Q07, reflecting the stake by minority shareholders in Ipiranga. Ultrapar currently holds 11.52% of CBPI capital and 32.45% of DPPI capital. After the completion of the stages of Ipiranga acquisition transaction, under the terms of the material notice released on March 19, 2007, Ultrapar shall hold 100% of CBPI and DPPI capital.

Goodwill on the acquisition Ipiranga–The acquisition of the control of Ipiranga involved a goodwill of R$ 425 million in 2Q07, which is being amortized over a period of 10 years. In 2Q07, the amortization of this goodwill totaled R$ 10.6 million.

Net Earnings– Ultrapar's consolidated net earnings in 2Q07 amounted to R$ 37 million, 58% lower than the net earnings reported in 2Q06, and 1% higher than the figure reported in 1Q07, despite the increase in EBITDA between the periods analyzed, basically because of the effects related to financial results, tax incentives, the goodwill for the acquisition of Ipiranga and minority interest.

Investments– Total investment, net of disposals and repayment, amounted to R$ 902 million in 2Q07, allocated as follows:

•	Ultragaz invested R$ 28 million mainly on the renewal of existing cylinders and tanks, as well as in the expansion of the overall amount.

•
At Ipiranga, R$ 30 million was allocated mainly in the renovation and operational improvement of the company's service stations and distribution facilities and on the expansion of NGV service stations. Of the total amount invested, R$ 16 million referred to the addition of property, plant and equipment (PP&E) and deferred charges, net of disposals, R$ 6 million referred to the financing operations for the company's clients[1] , net of repayment, and R$ 7 million referred to leasing operations.

•
At Oxiteno, R$ 119 million investments were basically concentrated on production capacity expansion projects, particularly the building of the fatty alcohol plant, expansion to specialty chemical production capacity, as well as expansion to ethylene oxide production capacity at Mauá. During the 2H07, the expansion of the alcoxylation production capacity and the ethanolamines production capacity in Camacari will be coming on stream, enabling an increased production of specialty chemicals.

•	Ultracargo invested R$ 10 million in the expansion of the Aratu terminal for the storage of palm kernel oil and the maintenance of its facilities.

•
Acquisitions amounted to R$ 703 million in 2Q07, and include the acquisition of the shares held by the former shareholders of Ipiranga Group, the acquisition of Petrolog and the purchase of shares issued by Ultrapar for holding as treasury stock.

Ultrapar in the capital markets

The shares of Ultrapar appreciated by 6% in 2Q07. In this same period, the Ibovespa and IBX index appreciated by 19% and 17%, respectively. In 1H07 the shares of Ultrapar appreciated by 31%, while the Ibovespa and IBX index appreciated by 22% and 20%, respectively. Ultrapar's average daily trading volume amounted to R$ 16 million/day in 2Q07, compared to R$ 4 million/day in 2Q06, considering both the trading volume in Bovespa and in the NYSE. For the year to date, Ultrapar's average daily trading volume amounted to R$ 13 million/day, compared to R$ 5 million/day in the same period in 2006.

1 Financing operations for the company's clients are reported at the working capital at the Cash Flow Statement

Outlook

We have carried out the integration of Ipiranga into Ultrapar and have begun the process of bringing the businesses acquired into line with our management model. We will be continuing this process, which should result in not only the capturing of the benefits expected, but also additional gains as a result of the exchange of know how between Ipiranga and the other businesses of Ultrapar. We will also be continuing to dedicate ourselves to ongoing expansion projects, which will enable a significant growth in Oxiteno’s volumes from 2008. We are optimists with regard to new and relevant opportunities coming from the increased scope in all our businesses.

Forthcoming Events

Conference Call/ Webcast for market analysts: August 10, 2007

Ultrapar will be holding conference calls on August 10, 2007, to comment on the company's performance in the second quarter of 2007 and future outlook. The presentation will be available for download on the company's website 1 hour prior to the conference calls.

Local: 10 a.m. (US EST) / 11 a.m. (Brazil time)

For connection please call 5 minutes before the conference call on telephone number 55 11 2101-4848. Code: Ultrapar

International: 12-midday (US EST) / 1 p.m. (Brazil time) /
Participants in Brazil: 0-800-891-3951
Participants in the USA: 1-800-418-6854
International participants: +1 (973) 935-8893
Code: Ultrapar or 8982716

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial focus	2Q07	2Q06	1Q07	1H07	1H06
Ultrapar - EBITDA Margin	4%	11%	10%	5%	11%
Ultrapar - Net Margin	1%	7%	3%	1%	6%
Productivity	2Q07	2Q06	1Q07	1H07	1H06
EBITDA R$/ton Ultragaz	194	197	164	180	178
EBITDA R$/m3 Ipiranga[1]	32	26	32	32	30
EBITDA R$/ton Oxiteno	190	345	293	241	330
Focus on Human Resources	2Q07	2Q06	1Q07	1H07	1H06
Number of employees: Ultrapar	9,567	6,905	6,978	9,567	6,905
Number of employees: Ultragaz	4,475	4,273	4,461	4,475	4,273
Number of employees: Ipiranga[2]	2,367	2,385	2,435	2,367	2,385
Number of employees: Oxiteno	1,345	1,248	1,330	1,345	1,248
Number of employees: Ultracargo	1,160	1,171	964	1,160	1,171
Focus on capital markets	2Q07	2Q06	1Q07	1H07	1H06
Quantity of shares (million)	81,325	81,325	81,325	81,325	81,325
Market Capitalization [3] – R$ million	4,997	2,936	4,278	4,997	2,858
Bovespa
Average Daily Volume ('000 shares)	132,400	58,656	124,716	126,532	65,919
Average Daily Financial Volume (R$' 000)	8,180	2,092	6,572	7,264	2,301
Average Share Price (R$ /' 000)	61.8	35.7	52.7	57.4	34.9
NYSE
Quantity of ADRs[4] (' 000 ADRs)	10,702	11,652	12,601	10,702	11,652
Average daily Volume (ADRs)	126,538	48,748	65,473	126,532	72,382
Average Daily Financial Volume (US$' 000)	3,899	820	1,629	2,760	1,172
Average Price (US$ / ADRs)	30.8	16.8	24.9	28.8	16.2
Total[5]
Average Daily Volume (‘000 shares)	258,938	107,403	190,189	222,258	138,301
Average Daily Financial Volume (R$ ‘000)	15,909	3,877	10,004	12,835	4,859

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information please contact:
Investor Relations Department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1 Only for fuels and lubricants sales. Figures in 2006 and 1Q07 are pro-forma, non-audited, included only to provide a comparison base
2 Figures in 2006 and 1Q07 are pro-forma, non-audited, included only to provide a comparison base
3 Calculated based on the weighted average price in the period
4 1 ADR = 1 preferred share
5 Total = BOVESPA + NYSE

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2007	2006	2007
ASSETS
Cash and cash equivalents	1,521.9	1,111.4	869.1
Trade accounts receivable	1,260.9	355.6	383.7
Inventories	540.4	197.2	228.0
Other	319.9	130.0	167.1
Total Current Assets	3,643.1	1,794.2	1,647.9
Investments	38.9	33.0	30.7
Property, plant and equipment	2,066.3	1,089.2	1,238.5
Deferred charges	543.8	107.1	116.2
Long term investments	118.9	522.4	551.3
Other long term assets	444.4	171.6	186.9
Total Long Term Assets	3,212.3	1,923.3	2,123.6
TOTAL ASSETS	6,855.4	3,717.5	3,771.5
LIABILITIES
Loans and financing	302.7	120.3	125.4
Debentures	1,015.3	15.3	303.1
Suppliers	450.7	90.0	104.4
Payroll and related charges	105.3	66.9	66.0
Taxes	88.2	21.7	23.2
Other accounts payable	88.6	19.8	41.9
Total Current Liabilities	2,050.8	334.0	664.0
Loans and financing	1,149.1	1,036.1	1,040.2
Debentures	350.0	300.0	-
Income and social contribution taxes	26.5	24.7	26.2
Other long term liabilities	175.8	49.3	38.8
Total Long Term Liabilities	1,701.4	1,410.1	1,105.2
TOTAL LIABILITIES	3,752.2	1,744.1	1,769.2
STOCKHOLDERS' EQUITY
Capital	946.0	946.0	946.0
Capital reserve	0.7	0.4	0.6
Revalution reserves	12.3	14.2	12.6
Profit reserves	953.3	829.1	971.7
Retained earnings	75.2	151.8	37.6
Total Stockholders' Equity	1,987.5	1,941.5	1,968.5
Minority Interests	1,115.7	31.9	33.8
TOTAL STOCKHOLDERS' EQUITY & M.I.	3,103.2	1,973.4	2,002.3
TOTAL LIAB. AND STOCKHOLDERS' EQUITY	6,855.4	3,717.5	3,771.5
Cash and Long term investments	1,640.8	1,633.8	1,420.4
Debt	2,817.1	1,471.7	1,468.7
Net cash (debt)	(1,176.3)	162.1	(48.3)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2007	2006	2007	2007	2006
Net sales and services	6,181.1	1,197.4	1,174.1	7,355.2	2,295.1
Cost of sales and services	(5,704.2)	(960.7)	(950.9)	(6,655.1)	(1,859.4)
Gross profit	476.9	236.7	223.2	700.1	435.7
Operating expenses
Selling	(124.6)	(47.6)	(53.2)	(177.8)	(93.6)
General and administrative	(146.1)	(69.2)	(70.8)	(216.9)	(133.0)
Depreciation and amortization	(65.6)	(30.5)	(31.8)	(97.4)	(61.1)
Other operating income (expenses)	4.2	0.5	(0.1)	4.1	1.1
Income before equity and financial
results	144.8	89.9	67.3	212.1	149.1
Financial results	(27.3)	22.4	(7.9)	(35.2)	34.8
Financial income	37.1	40.1	31.8	68.9	73.8
Financial expenses	(57.3)	(40.2)	(34.7)	(92.0)	(72.5)
Taxes on financial activities	(7.1)	22.5	(5.0)	(12.1)	33.5
Equity in earnings (losses) of affiliates
Affiliates	-	0.6	(0.1)	(0.1)	0.6
Nonoperating income (expense)	(1.1)	(11.1)	(0.8)	(1.9)	(13.2)
Income before taxes and profit sharing	116.4	101.8	58.5	174.9	171.3
Provision for income and social contribution tax	(32.0)	(31.9)	(23.4)	(55.4)	(54.9)
Benefit of tax holidays	3.3	19.4	2.8	6.1	30.8
Income before minority interest	87.7	89.3	37.9	125.6	147.2
Employees statutory interest	(2.8)	-	-	(2.8)	-
Minority interest	(47.5)	(1.2)	(0.7)	(48.2)	(2.3)
Net Income	37.4	88.1	37.2	74.6	144.9
EBITDA	225.3	136.0	115.1	340.4	242.6
Depreciation and amortization	83.3	46.1	47.8	131.1	93.5
Total investments, net of write-off and repayments	902.4	80.9	122.7	1,025.1	135.3
RATIOS
Earnings / share - R$	0.46	1.08	0.46	0.92	1.78
Net debt / Stockholders' equity	0.38	Na	0.02
Net debt / LTM EBITDA	1.91	Na	0.09
Net interest expense / EBITDA	0.12	Na	0.07	0.10	Na
Gross margin	8%	20%	19%	10%	19%
Operating margin	2%	8%	6%	3%	6%
EBITDA margin	4%	11%	10%	5%	11%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JAN - JUN
	2007	2006
Cash Flows from operating activities	218.5	197.4
Net income	74.6	144.9
Minority interest	48.2	2.3
Depreciation and amortization	131.1	93.5
Working capital	(10.8)	(45.8)
Financial expenses (A)	5.5	6.1
Deferred income and social contribution taxes	(22.7)	(11.2)
Other (B)	(7.4)	7.6
Cash Flows from investing activities	(1,011.8)	(135.3)
Additions to property, plant, equipment and deferred charges, net of disposals (C)	(306.3)	(135.3)
Acquisition of minority interests (D)	(705.5)	-
Cash Flows from (used in) financing activities	577.2	(51.9)
Short term debt, net	(117.8)	(131.3)
Issuance of debentures	675.0	-
Issuances	87.5	168.5
Related companies	(3.6)	(1.6)
Dividends paid (E)	(63.9)	(87.5)
Net increase (decrease) in cash and cash equivalents	(216.1)	10.2
Cash from acquired subsidiaries (F)	238.8	-
Cash and cash equivalents at the beginning of the period (G)	1,618.1	1,623.6
Cash and cash equivalents at the end of the period (G)	1,640.8	1,633.8
Supplemental disclosure of cash flow information
Cash paid for interest (H)	47.1	43.7
Cash paid for taxes on income (I)	29.7	6.6

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Included R$ 676.4 of Ipiranga / Refinery acquisition, R$ 8.1 of Petrolog acquisition and R$ 20.9 of treasury shares.
(E)	Including dividends paid by Ultrapar and its subsidiaries for third parties.
(F)	The debt amount assumed of subsidiaries acquisition totalized R$ 675.3.
(G)	Included Long term investments.
(H)	Included in cash flow used in financing activities.
(I)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	173.3	161.2	153.3
Trade accounts receivable - noncurrent portion	14.2	19.7	17.2
Inventories	36.7	43.2	40.6
Other	16.6	10.3	11.1
Property, plant and equipment	393.1	406.3	391.7
Deferred charges	83.2	75.9	84.9
TOTAL OPERATING ASSETS	717.1	716.6	698.8
OPERATING LIABILITIES
Suppliers	28.3	29.4	24.1
Payroll and related charges	38.3	35.6	35.3
Taxes	4.5	4.1	4.1
Other accounts payable	1.0	1.9	1.3
TOTAL OPERATING LIABILITIES	72.1	71.0	64.8

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2007	2006	2007	2007	2006
Net sales	797.6	781.1	735.4	1,533.0	1,475.3
Cost of sales and services	(669.7)	(652.3)	(618.3)	(1,288.0)	(1,245.9)
Gross profit	127.9	128.8	117.1	245.0	229.4
Operating expenses
Selling	(28.5)	(27.9)	(28.8)	(57.3)	(52.3)
General and administrative	(21.9)	(23.3)	(28.0)	(49.9)	(44.8)
Depreciation and amortization	(30.2)	(28.3)	(29.3)	(59.5)	(56.5)
Other operating results	0.4	0.1	0.1	0.5	0.6
EBIT	47.7	49.4	31.1	78.8	76.4
EBITDA	77.9	77.6	60.4	138.3	132.9
Depreciation and amortization	30.2	28.3	29.3	59.5	56.5
RATIOS
Gross margin	16%	16%	16%	16%	16%
Operating margin	6%	6%	4%	5%	5%
EBITDA margin	10%	10%	8%	9%	9%

*We included "Long term trade accounts receivable" in the operating assets

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	886.6	767.4	880.8
Trade accounts receivable - noncurrent portion	141.7	122.6	139.8
Inventories	289.0	354.6	304.8
Other	87.2	71.8	78.1
Property, plant and equipment	708.8	681.4	714.2
Deferred charges	0.2	1.7	0.2
TOTAL OPERATING ASSETS	2,113.5	1,999.5	2,117.9
OPERATING LIABILITIES
Suppliers	324.3	260.2	293.9
Payroll and related charges	35.8	40.6	29.1
Post-retirement benefits	74.9	86.0	77.9
Taxes	27.8	20.1	28.4
Other accounts payable	19.8	28.9	26.0
TOTAL OPERATING LIABILITIES	482.6	435.8	455.3

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2007	2006	2007	2007	2006
Net sales	4,958.8	4,775.9	4,546.0	9,504.8	9,233.8
Cost of sales and services	(4,702.4)	(4,553.9)	(4,298.3)	(9,000.7)	(8,775.3)
Gross profit	256.4	222.0	247.7	504.1	458.5
Operating expenses
Selling	(72.1)	(68.6)	(80.2)	(152.3)	(145.0)
General and administrative	(80.8)	(74.7)	(75.8)	(156.6)	(146.0)
Depreciation and amortization	(22.0)	(20.9)	(20.4)	(42.4)	(41.7)
Other operating results	2.7	3.4	3.3	6.0	6.7
EBIT	84.2	61.2	74.6	158.8	132.5
EBITDA	105.1	80.4	96.7	201.8	174.1
Depreciation and amortization	23.7	22.6	22.1	45.8	45.0
Employees statutory interest	2.8	3.4	-	2.8	3.4
RATIOS
Gross margin	5.2%	4.6%	5.4%	5.3%	5.0%
Operating margin	1.7%	1.3%	1.6%	1.7%	1.4%
EBITDA margin	2.1%	1.7%	2.1%	2.1%	1.9%

*Figures in 2006 and 1T07 are pro forma, non-audited, included only to provide a comparison base.

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	180.5	175.5	213.8
Inventories	200.5	150.3	183.7
Other	122.2	78.8	110.3
Property, plant and equipment	734.1	476.0	629.0
Deferred charges	15.5	14.3	15.4
TOTAL OPERATING ASSETS	1,252.8	894.9	1,152.2
OPERATING LIABILITIES
Suppliers	89.0	56.7	76.0
Payroll and related charges	21.6	22.5	21.8
Taxes	15.9	8.2	15.4
Other accounts payable	3.8	1.6	1.9
TOTAL OPERATING LIABILITIES	130.3	89.0	115.1

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2007	2006	2007	2007	2006
Net sales	387.7	370.4	396.2	783.9	727.8
Cost of goods sold
Variable	(281.8)	(250.9)	(274.2)	(556.0)	(493.8)
Fixed	(27.4)	(24.6)	(27.3)	(54.7)	(51.5)
Depreciation and amortization	(9.8)	(9.3)	(9.9)	(19.7)	(18.7)
Gross profit	68.7	85.6	84.8	153.5	163.8
Operating expenses
Selling	(23.5)	(20.5)	(24.3)	(47.8)	(41.7)
General and administrative	(27.3)	(28.8)	(28.3)	(55.6)	(54.7)
Depreciation and amortization	(2.2)	(2.0)	(2.1)	(4.3)	(4.0)
Other operating results	0.3	0.6	-	0.3	0.6
EBIT	16.0	34.9	30.1	46.1	64.0
EBITDA	28.0	46.2	42.1	70.1	86.7
Depreciation and amortization	12.0	11.3	12.0	24.0	22.7
RATIOS
Gross margin	18%	23%	21%	20%	23%
Operating margin	4%	9%	8%	6%	9%
EBITDA margin	7%	12%	11%	9%	12%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2007	2006	2007
OPERATING ASSETS
Trade accounts receivable	26.3	23.7	22.2
Inventories	3.8	3.7	3.7
Other	9.2	7.3	8.0
Property, plant and equipment	216.0	197.7	207.2
Deferred charges	8.5	8.5	10.9
TOTAL OPERATING ASSETS	263.8	240.9	252.0
OPERATING LIABILITIES
Suppliers	11.2	8.4	9.2
Payroll and related charges	8.9	8.8	8.8
Taxes	2.3	3.7	2.4
Other accounts payable	0.2	-	-
TOTAL OPERATING LIABILITIES	22.6	20.9	20.4

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2007	2006	2007	2007	2006
Net sales	57.0	58.7	54.3	111.3	116.8
Cost of sales and services	(34.4)	(36.5)	(33.1)	(67.5)	(74.5)
Gross profit	22.6	22.2	21.2	43.8	42.3
Operating expenses
Selling	(0.3)	0.9	(0.1)	(0.4)	0.5
General and administrative	(17.0)	(18.4)	(16.1)	(33.1)	(36.3)
Depreciation and amortization	(0.1)	(0.2)	(0.1)	(0.2)	(0.3)
Other operating results	0.8	-	(0.1)	0.7	-
EBIT	6.0	4.5	4.8	10.8	6.2
EBITDA	12.4	10.9	11.1	23.5	20.2
Depreciation and amortization	6.4	6.4	6.3	12.7	14.0
RATIOS
Gross margin	40%	38%	39%	39%	36%
Operating margin	11%	8%	9%	10%	5%
EBITDA margin	22%	19%	20%	21%	17%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
(US$ millions)	2007	2006	2007	2007	2006
Net sales
Ultrapar	3,118.9	548.0	557.0	3,597.0	1,047.7
Ultragaz	402.5	357.5	348.9	749.7	673.5
Ipiranga	2,502.2	2,185.6	2,156.8	4,648.3	4,215.2
Oxiteno	195.6	169.5	188.0	383.4	332.2
Ultracargo	28.8	26.9	25.8	54.4	53.3
EBIT
Ultrapar	73.1	41.1	31.9	103.7	68.1
Ultragaz	24.1	22.6	14.8	38.5	34.9
Ipiranga	42.5	28.0	35.4	77.7	60.5
Oxiteno	8.1	16.0	14.3	22.5	29.2
Ultracargo	3.0	2.1	2.3	5.3	2.8
Operating margin
Ultrapar	2.3%	7.5%	5.7%	2.9%	6.5%
Ultragaz	6.0%	6.3%	4.2%	5.1%	5.2%
Ipiranga	1.7%	1.3%	1.6%	1.7%	1.4%
Oxiteno	4.1%	9.4%	7.6%	5.9%	8.8%
Ultracargo	10.5%	7.7%	8.9%	9.7%	5.3%
EBITDA
Ultrapar	113.7	62.2	54.6	166.5	110.7
Ultragaz	39.3	35.5	28.7	67.6	60.7
Ipiranga	53.0	36.8	45.9	98.7	79.5
Oxiteno	14.1	21.2	20.0	34.3	39.6
Ultracargo	6.3	5.0	5.3	11.5	9.2
EBITDA margin
Ultrapar	3.6%	11.4%	9.8%	4.6%	10.6%
Ultragaz	9.8%	9.9%	8.2%	9.0%	9.0%
Ipiranga	2.1%	1.7%	2.1%	2.1%	1.9%
Oxiteno	7.2%	11.5%	10.6%	8.9%	11.9%
Ultracargo	21.8%	18.6%	20.5%	21.1%	17.3%
Net income
Ultrapar	18.9	40.3	17.6	36.5	66.1
Net income / share (US$)	0.23	0.50	0.22	0.45	0.81

*Figures in 2006 and 1T07 are pro forma, non-audited, included only to provide a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, DEBENTURES, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

LOANS AND DEBENTURES	Balance in June/2007							Index/	Interest Rate %
						Ultrapar		Currency	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Ultrapar Consolidated
Foreign Currency

Sindicated loan	-	115.7	-	-	-	-	115.7	US$	5.1	5.1	2008
Notes	115.9	-	-	-	-	-	115.9	US$	9.0	9.0	2020
Notes	482.5	-	-	-	-	-	482.5	US$	7.3	7.3	2015
Notes	-	-	-	112.5	-	-	112.5	US$	9.9	9.9	2008
Working capital loan	-	6.4	-	-	-	-	6.4	MX$ + TIIE (*)	1.0	1.0	2008
Working capital loan	-	-	-	2.6	-	-	2.6	US$	7.1	8.6	2007
Foreign financing	-	23.6	-	-	-	-	23.6	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	22.7	-	-	-	-	22.7	MX$ + TIIE (*)	1.1	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	-	-	3.2	-	-	3.2	US$ + LIBOR	1.5	1.8	2009
Import Financing (REFINIMP)	-	-	-	2.0	-	-	2.0	US$	6.8	6.8	2007
Import Financing (FINIMP)	-	-	-	-	5.2	-	5.2	US$ + LIBOR	0.2	0.2	2007
Advances on Foreign Exchange Contracts	-	31.7	-	5.1	-	-	36.8	US$	5.2	6.2	< 149 days
National Bank for Economic	5.8	0.3	2.4	0.5	-	-	9.0	UMBNDES(*)	4.5	10.4	2007 to 2011
and Social Development - BNDES	4.9	4.6	1.1	-	-	-	10.6	US$	7.7	10.8	2010 to 2013
Export prepayment, net of linked operations	-	6.7	-	-	-	-	6.7	US$	6.2	6.2	2008

Subtotal	609.1	211.7	3.5	125.9	5.2	-	955.4

Local Currency

National Bank for Economic	84.8	57.8	54.0	3.1	-	-	199.7	TJLP	1.8	4.9	2007 to 2013
and Social Development - BNDES	-	4.7	-	-	-	-	4.7	IGP-M	6.5	6.5	2008
Agency for Financing Machinery and Equipment (FINAME)	0.4	11.2	22.4	39.8	-	-	73.8	TJLP	2.5	5.1	2007 to 2011
Research and projects financing (FINEP)	-	67.3	-	-	-	-	67.3	TJLP	(2.0)	5.0	2009 to 2014
Debentures	-	-	-	-	-	1,004.8	1,004.8	CDI (*)	102.5	102.5	2008
Debentures	-	-	-	360.5	-	-	360.5	CDI (*)	103.8	103.8	2011
Banco do Nordeste do Brasil	-	44.2	-	-	-	-	44.2		9.8	11.5	2018
Financial institution	-	-	-	91.4	-	-	91.4	CDI (*)	100.0	100.0	2008
Other	-	-	0.3	15.0	-	-	15.3

Subtotal	85.2	185.2	76.7	509.8	-	1,004.8	1,861.7

Total	694.3	396.9	80.2	635.7	5.2	1,004.8	2,817.1

Composition per Annum

Up to 1 Year	30.6	201.3	24.9	51.2	5.2	1,004.8	1,318.0
From 1 to 2 Years	29.1	45.9	24.6	333.4	-	-	433.0
From 2 to 3 Years	12.1	58.6	20.0	128.4	-	-	219.1
From 3 to 4 Years	10.6	27.3	4.9	121.4	-	-	164.2
From 4 to 5 Years	10.3	20.4	4.2	1.3	-	-	36.2
Thereafter	601.6	43.4	1.6	-	-	-	646.6

Total	694.3	396.9	80.2	635.7	5.2	1,004.8	2,817.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

	Balance in June/2007
						Ultrapar	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Consolidated

CASH AND LONG TERM INVESTIMENTS	81.4	1,128.7	60.0	301.0	1.7	68.0	1,640.8

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39                                                                                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (06/2.006)

Date, Time and Location:
August 8, 2007, at 2:30 p.m. at the company headquarters located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.
Presence:
Members of the Board of Directors, dully signed, and, Mr. Flávio César Maia Luz, member of the Fiscal Council.

Deliberated matters:

1.	The performance of the Company in the second quarter of the current year was examined and discussed, and the respective financial statements approved.

2.	The Members of the Board of Directors discussed relevant expansion projects for the Company.

3.	The Members of the Board of Directors decided to analyze the matter related to distribution of dividend and / or interest on equity on the following ordinary meeting, scheduled for November 7, 2007.

4.
Considering that this is an opportune moment to continue with the aquisition of preferred shares issued by the Company itself, to be canceled or held in treasury, without any reduction in  capital stock, or to be sold off at a later date, and fulfilling the requirements and conditions  established by CVM Instruction Nº 10, of February 14, 1980, with alterations introduced by CVM Instructions CVM Nº268 of November 13, 1997 and Nº390 of July 8, 2003, and the CVM Explanatory Note Nº 16/80, the Board of Directors, in accordance with the terms of Article 7 of the Company’s Bylaws, approved the procedure, believing that the purchase of the Company's preferred shares, to be held in treasury, represents an interesting investment option for its available financial resources. The share purchase hereby authorized will be carried out according to the following terms and conditions

4.1.
Purchase limit: up to 2,362,131 (two million, three hundred and sixty two thousand, one hundred and thirty one) preferred shares, which corresponds to 10% of this class of shares outstanding, already excluding preferred shares held by the controlling shareholders and 798,047 (seven hundred and ninety eight thousand and forty seven) preferred shares held in treasury;

4.2.	Repurchase time period: 365 (three hundred and sixty five) days, counting from August 9, 2007;

4.3.	Purchase price: market price;

4.4.	Institutions authorized to act as intermediaries:

a) ITAÚ CORRETORA DE VALORES S.A
Av. Engenheiro Armando de Arruda Pereira, 707
Torre Eudoro Villela – 15th floor - São Paulo/SP

b) MAGLIANO S.A CCVM
Rua Bela Cintra, 986 – 2nd floor - São Paulo/SP

c) UBS PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
Av. Brigadeiro Faria Lima, n° 3,729 – 9th floor - São Paulo/SP

4. Approval of the execution, by the Board of Officers, of all the necessary acts and of signature of all required documents regarding the matter approved in item “3” of these minutes.

Observation:  (i)  These deliberations were approved by all presents, except for Board Member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed and the minutes of this meeting were transcript, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha                                         Lucio de Castro Andrade Filho
Chairman                                                                                Vice Chairman

Ana Maria Levy Villela Igel – Board Member

Paulo Vieira Belotti – Board Member

Renato Ochman – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Nildemar Secches – Board Member

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ nº 33.256.439/0001- 39

MATERIAL NOTICE

Pursuant to CVM Instruction nº 358 of January 3, 2002, ULTRAPAR PARTICIPAÇÕES S.A. informs its Shareholders that, at a meeting held on August 8, 2007, the Board of Directors approved, in accordance with Article 7º of the Company Bylaws, CVM Instruction nº 10 of February 14, 1980, amended by CVM Instructions nº 268 of November 13, 1997 and nº 390 of July 08, 2003, and CVM explanatory Note nº 16/80, the continuance of the share repurchase program of its own nominative preferred shares, for cancellation or holding as treasury stock, with no reduction in capital stock, and subsequent sale. The Board of Directors understands that the acquisition of preferred shares for holding as treasury stock is an attractive option for investing the Company’s available financial resources. The share repurchase program will adopt the following criteria:

1.
Repurchase limit, as per Articles 3º and 5º of the said CVM Instruction nº 10/80 and the ownership structure as of August 8, 2007: up to 2,362,131 (two million, three hundred and sixty two thousand, one hundred and thirty one) preferred shares, corresponding to 10% of the free float in preferred shares, excluding the 798,047 (seven hundred and ninety eight thousand and forty seven) preferred shares currently held as treasury stock.

Total preferred shares outstanding: 31,895,512 (thirty one million, eight hundred and ninety five thousand, five hundred and twelve) preferred shares, from which 293,732 (two hundred and ninety three thousand, seven hundred and thirty two) preferred shares held by the controlling shareholders were excluded;

2.	Repurchase period: 365 (three hundred and sixty five) days
Beginning: August 9, 2007
Ending:  August 8, 2008;

3.	Acquisition price: market price;

4.	Institutions authorized to act as brokers:

a) ITAÚ CORRETORA DE VALORES S.A
Av. Engenheiro Armando de Arruda Pereira, 707
Torre Eudoro Villela – 15th floor - São Paulo/SP

b) MAGLIANO S.A CCVM
Rua Bela Cintra, 986 – 2nd  floor - São Paulo/SP

c) UBS PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.
Av. Brigadeiro Faria Lima, n° 3,729 - 9° andar - São Paulo/SP

São Paulo, August 8,  2007.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 8, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre

	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2Q07 Earnings Release / Minutes of a Meeting of the Board of Directors, August 8, 2007 / Material Notice – Share Repurchase Program)